UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 9, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2018

▪

Revenue was $831.0 million, and $723.4 million excluding the recognition of the technology licensing revenue in 1Q18 (the “Licensing Revenue”), compared to $787.2 million in 4Q17 and $793.1 million in 1Q17.

▪	Gross profit was $220.2 million, and $112.6 million excluding the effect of the Licensing Revenue in 1Q18, compared to $148.5 million in 4Q17 and $220.8 million in 1Q17.

▪	Gross margin was 26.5%, and 15.6% excluding the effect of the Licensing Revenue in 1Q18, compared to 18.9% in 4Q17 and 27.8% in 1Q17.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on May 9, 2018, in relation to its unaudited results for the three months ended March 31, 2018.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – May 9, 2018. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC”, the “Company” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2018.

Second Quarter 2018 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

▪	Revenue to increase by 7% to 9% QoQ, including the forecast to recognize the technology licensing revenue estimated at $56 million.

▪	Gross margin to range from 23% to 25%.

▪

Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters, to range from $227 million to $233 million.

▪	Non-controlling interests of our majority-owned subsidiaries to range from positive $17 million to positive $19 million (losses to be borne by non-controlling interests).

Dr. Zhao HaiJun and Dr. Liang Mong Song, SMIC’s Co-Chief Executive Officers commented, “SMIC is undergoing a period of transition. We are confronting many challenges; however, through the efforts of the past quarter, we are pleased that things are looking better than originally expected, with customer demand picking up, utilizations rebounding, and encouraging progress on R&D and business platform development.

Our revenue in the first quarter from the China region grew 28% sequentially and 40% year over year, and when excluding the technology license revenue, the China region grew 2% sequentially and 11% year over year. We work to develop our business platforms into comprehensive service offerings in areas that are aligned with meaningful opportunities stemming from the China market.

Meanwhile, we accelerate the development of our technology, aiming to build up complete technology platforms, which integrate competitive technology, ready-to-use IP, and comprehensive design services, in order to increase competitiveness and capture the needs of customers.”

Conference Call / Webcast Announcement

Date: May 10, 2018

Time: 8:30 a.m. Beijing time

Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir_presentations.php or https://edge.media-server.com/m6/p/arbytiq5.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation ("SMIC"; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a 200mm fab in Shenzhen; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; a 200mm fab in Tianjin and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Second Quarter 2018 Guidance”, “CapEx Summary” and the statements contained in the quotes of our Co-Chief Executive Officers are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC's reliance on a small number of customers, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2018, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. This earnings release also includes second quarter 2018 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group's financial measures prepared in accordance with IFRS. The Group's non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group's business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of First Quarter 2018 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q18	4Q17	QoQ	1Q17	YoY
Revenue	831,044	787,174	5.6%	793,085	4.8%
Cost of sales	(610,868)	(638,678)	-4.4%	(572,266)	6.7%
Gross profit	220,176	148,496	48.3%	220,819	-0.3%
Operating expenses	(177,914)	(145,323)	22.4%	(143,433)	24.0%
Profit from operations	42,262	3,173	1231.9%	77,386	-45.4%
Other income (expense), net	776	(6,086)	-	(12,371)	-
Profit (loss) before tax	43,038	(2,913)	-	65,015	-33.8%
Income tax (expense) benefit	(15,958)	1,217	-	(802)	1889.8%
Profit (loss) for the period	27,080	(1,696)	-	64,213	-57.8%
Other comprehensive income (loss):
Exchange differences on translating foreign operations	18,384	8,458	117.4%	2,773	563.0%
Change in value of available-for-sale financial assets	-	(67)	-	(809)	-
Cash flow hedges	17,881	(595)	-	24,239	-26.2%
Actuarial gains and losses on defined benefit plans	(39)	(556)	-93.0%	200	-
Share of other comprehensive income of joint ventures accounted for using equity method	-	11,755	-	-	-
Total comprehensive income for the period	63,306	17,299	266.0%	90,616	-30.1%

Profit (loss) for the period attributable to:
SMIC	29,377	47,718	-38.4%	69,791	-57.9%
Non-controlling interests	(2,297)	(49,414)	-95.4%	(5,578)	-58.8%
Profit (loss) for the period	27,080	(1,696)	-	64,213	-57.8%

Gross margin	26.5%	18.9%		27.8%

Earnings per ordinary share(1) Basic	$0.01	$0.01		$0.02
Diluted	$0.01	$0.01		$0.01
Earnings per ADS(2) Basic	$0.03	$0.05		$0.08
Diluted	$0.03	$0.05		$0.07
Wafers shipped (in 8” equivalent wafers)	1,083,630	1,124,821		1,095,761
Capacity utilization(3)	88.3%	85.8%		91.8%

Note:

(1)

Based on weighted average ordinary shares of 4,918 million (basic) and 4,962 million (diluted) in 1Q18, 4,729 million (basic) and 5,159 million (diluted) in 4Q17, and 4,483 million (basic) and 5,064 million (diluted) in 1Q17.

(2)	Each ADS represents 5 ordinary shares.
(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

▪

Revenue increased by 5.6% QoQ from $787.2 million in 4Q17 to $831.0 million in 1Q18, including the recognition of the technology licensing revenue of $107.6 million (the “Licensing Revenue”). The technology licensing internally developed and not capitalized was authorized to a related party (an associate of the Group) with no related cost of sales recognized by the Group in 1Q18.

▪

Revenue decreased by 8.1% QoQ from $787.2 million in 4Q17 to $723.4 million excluding the effect of the Licensing Revenue in 1Q18, mainly due to product-mix change, a lower average selling price and a decrease in wafer shipment in 1Q18.

▪	Cost of sales was $610.9 million in 1Q18, a decrease of 4.4% QoQ from $638.7 million in 4Q17, mainly due to the decrease in wafer shipment in 1Q18.

▪	Gross profit was totally $220.2 million, and $112.6 million excluding the effect of the Licensing Revenue in 1Q18, compared to $148.5 million in 4Q17.

▪	Gross margin was 26.5%, and 15.6% excluding the effect of the Licensing Revenue in 1Q18, compared to 18.9% in 4Q17, primarily due to product-mix change and a lower average selling price in 1Q18.

▪	Operating expenses were $177.9 million in 1Q18, an increase of 22.4% QoQ from $145.3 million in 4Q17, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

▪	Other income (expense), net was $0.1 million gain in 1Q18, as compared to $6.1 million loss in 4Q17. The change was mainly due to the reasons stated in Other Income (Expense), Net below.

▪

Income tax expense was $15.9 million in 1Q18, as compared to income tax benefit of $1.2 million in 4Q17. The change was mainly due to the beginning of some subsidiaries to be levied income tax in 1Q18 after utilizing all prior years’ tax losses.

▪

No change in value of available-for-sale financial assets was recognized by the Group in 1Q18. As the adoption of IFRS 9 since January 1, 2018, the Group recognized the changes in value of available-for-sale financial assets (“AFS”) through profit or loss and reclassified the opening balance of fair value of AFS from its reserve to retained earnings.

▪

Share of other comprehensive income (“OCI”) of joint ventures accounted for using equity method was recognized as the Group’s share of the change in value of AFS through OCI of the joint ventures. As the adoption of IFRS 9 since January 1, 2018, the Group’s joint ventures recognized the changes in value of AFS through profit or loss, but not through OCI, thus no change in value of AFS through OCI of joint ventures was recognized by the Group in 1Q18 and the opening balance was reclassified from its reserve to retained earnings.

▪

Non-controlling interests were $2.3 million losses in 1Q18, as compared to $49.4 million losses in 4Q17, mainly due to the allocation of the annual advanced technology R&D expenses to Semiconductor Manufacturing North China (Beijing) Corporation (the Company’s majority-owned subsidiary in Beijing) in 4Q17.

Analysis of Revenue

Revenue Analysis
By Application	1Q18	4Q17	1Q17
Computer	6.8%	6.6%	6.4%
Communications	33.6%	42.5%	45.6%
Consumer	35.6%	37.6%	37.4%
Auto/Industrial	8.5%	8.8%	6.6%
Others	15.5%	4.5%	4.0%
By Service Type	1Q18	4Q17	1Q17
Wafers	83.5%	99.7%	97.0%
Mask making, testing, others(3)	16.5%	0.3%	3.0%
By Geography	1Q18	4Q17	1Q17
North America	28.6%	38.1%	38.4%
China(1)	62.4%	51.3%	46.6%
Eurasia(2)	9.0%	10.6%	15.0%
Wafer Revenue Analysis
By Technology	1Q18	4Q17	1Q17
28 nm	3.2%	11.3%	5.0%
40/45 nm	21.7%	23.6%	20.0%
55/65 nm	20.9%	16.0%	22.0%
90 nm	3.8%	1.8%	1.3%
0.11/0.13 µm	7.6%	6.3%	15.4%
0.15/0.18 µm	38.9%	37.8%	33.7%
0.25/0.35 µm	3.9%	3.2%	2.6%

Note:

(1)	Including Hong Kong, but excluding Taiwan
(2)	Excluding China and Hong Kong
(3)	Mask making, testing, others including the recognized technology licensing revenue of $107.6 million, 12.9% of total revenue in 1Q18

Capacity*

Fab	1Q18	4Q17
Shanghai 200mm Fab	109,000	109,000
Shanghai 300mm Fab	38,250	38,250
Beijing 300mm Fab	103,500	103,500
Tianjin 200mm Fab	50,000	50,000
Shenzhen 200mm Fab	35,000	30,000
Shenzhen 300mm Fab	6,750	6,750
Majority-Owned Beijing 300mm Fab	65,250	65,250
Majority-Owned Avezzano 200mm Fab	40,000	40,000
Total monthly wafer fabrication capacity	447,750	442,750

Note:

*	Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

▪	Monthly capacity increased to 447,750 8-inch equivalent wafers in 1Q18 from 442,750 8-inch equivalent wafers in 4Q17, primarily because of the capacity expansion in our Shenzhen 200mm fab in 1Q18.

Shipment and Utilization

8” equivalent wafers	1Q18	4Q17	QoQ	1Q17	YoY
Wafer shipments	1,083,630	1,124,821	-3.7%	1,095,761	-1.1%
Utilization rate(1)	88.3%	85.8%	-	91.8%	-

Note:

(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q18	4Q17	QoQ	1Q17	YoY
Cost of sales	610,868	638,678	-4.4%	572,266	6.7%
Depreciation	195,171	210,385	-7.2%	180,035	8.4%
Other manufacturing costs	414,874	427,262	-2.9%	391,327	6.0%
Share-based compensation	823	1,031	-20.2%	904	-9.0%
Gross profit	220,176	148,496	48.3%	220,819	-0.3%
Gross margin	26.5%	18.9%	-	27.8%	-

▪	Cost of sales was $610.9 million in 1Q18, a decrease of 4.4% QoQ from $638.7 million in 4Q17, mainly due to the decrease in wafer shipment in 1Q18.

▪	Depreciation within the cost of sales decreased by 7.2% to $195.2 million in 1Q18, compared to $210.4 million in 4Q17.

▪	Other manufacturing costs within the cost of sales decreased by 2.9% to $414.9 million in 1Q18, compared to $427.3 million in 4Q17.

▪	Gross profit was totally $220.2 million, and $112.6 million excluding the effect of the Licensing Revenue in 1Q18, compared to $148.5 million in 4Q17.

▪	Gross margin was 26.5%, and 15.6% excluding the effect of the Licensing Revenue in 1Q18, compared to 18.9% in 4Q17, primarily due to a product-mix change and a lower average selling price in 1Q18.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	1Q18	4Q17	QoQ	1Q17	YoY
Operating expenses	177,914	145,323	22.4%	143,433	24.0%
Research and development, net	122,995	101,300	21.4%	107,805	14.1%
General and administrative	51,506	58,201	-11.5%	39,394	30.7%
Selling and marketing	8,513	6,393	33.2%	10,375	-17.9%
Other operating income	(5,100)	(20,571)	-75.2%	(14,141)	-63.9%

▪

R&D expenses increased by $21.7 million QoQ to $123.0 million in 1Q18, compared to $101.3 million in 4Q17. Excluding the funding of R&D contracts from the government, R&D expenses increased by $4.8 million QoQ to $139.9 million in 1Q18. The change was mainly due to higher level of R&D activities in 1Q18. Funding of R&D contracts from the government was $16.9 million in 1Q18, compared to $33.8 million in 4Q17.

▪	General and administrative expenses decreased by 11.5% to $51.5 million in 1Q18, compared to $58.2 million in 4Q17. The change was mainly due to a decrease in accrued employee bonus in 1Q18.

▪	The decrease in other operating income was mainly due to less government funding received in 1Q18.

Other Income (Expense), Net

Amounts in US$ thousands	1Q18	4Q17	QoQ	1Q17	YoY
Other income (expense), net	776	(6,086)	-	(12,371)	-
Interest income	12,855	8,297	54.9%	5,593	129.8%
Finance costs	(13,525)	(9,420)	43.6%	(11,958)	13.1%
Foreign exchange gains or losses	(4,221)	9,192	-	(2,802)	50.6%
Other gains or losses, net	2,324	(11,132)	-	2,167	-27.6%
Share of gain (loss) of investment accounted for using equity method	3,343	(3,023)	-	(5,371)	-

▪

Foreign exchange gains or losses were mainly due to the net impact of cash flow hedging and an appreciation of RMB against USD. Foreign monetary assets mainly consist of cash and cash equivalent and trade and other receivables in RMB. Foreign monetary liabilities mainly consist of borrowings, medium-term notes and trade and other payables in RMB.

▪

The change in other gains or losses, net was mainly due to a potential cash compensation accrued at $12.5 million in 4Q17 that may be incurred depending on the profit of Suzhou Changjiang Electric Xinke Investment Co., Ltd during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by SilTech Semiconductor (Shanghai) Corporation Limited (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd on December 9, 2016. There was no change of the amount of the potential cash compensation in 1Q18.

Depreciation and Amortization

Amounts in US$ thousands	1Q18	4Q17	QoQ	1Q17	YoY
Depreciation and amortization	268,516	251,741	6.7%	235,400	14.1%

Liquidity

Amounts in US$ thousands	1Q18	4Q17
Cash and cash equivalent	1,008,483	1,838,300
Restricted cash	311,550	336,043
Other financial assets – current (1)	1,289,064	683,812
Trade and other receivables	783,450	616,308
Prepayment and prepaid operating expenses	56,881	34,371
Inventories	699,820	622,679
Assets classified as held-for-sale	26,704	37,471
Total current assets	4,175,952	4,168,984

Current tax liabilities	16,405	270
Other financial liabilities	11	744
Accrued liabilities	137,284	180,912
Deferred government funding	197,598	193,158
Short-term Borrowings	523,434	440,608
Trade and other payables	1,002,886	1,050,460
Other liabilities	42,267	40,627
Total current liabilities	1,919,885	1,906,779

Cash Ratio(2)	0.5x	1.0x
Quick Ratio(3)	1.8x	1.9x
Current Ratio(4)	2.2x	2.2x

Note:

(1)	Other financial assets – current mainly contains financial products sold by bank and bank deposits over 3 months.
(2)	Cash and cash equivalent divided by total current liabilities.
(3)	Current assets excluding inventories divided by total current liabilities
(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	1Q18	4Q17
Cash and cash equivalent	1,008,483	1,838,300
Restricted cash - current	311,550	336,043
Restricted cash - non current	13,826	13,438
Other financial assets - current (1)	1,289,064	683,812

Short-term borrowings	523,434	440,608
Long-term borrowings	1,740,722	1,743,939
Medium-term notes	237,604	228,483
Convertible bonds	407,074	403,329
Corporate bonds	497,144	496,689
Total debt	3,405,978	3,313,048

Net debt(2)	1,108,431	790,936
Equity	6,789,028	6,721,335
Total debt to equity ratio(3)	50.2%	49.3%
Net debt to equity ratio(4)	16.3%	11.8%

Note:

(1)	Other financial assets – current mainly contains financial products sold by bank and bank deposits over 3 months.
(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.
(3)	Total debt divided by equity.
(4)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	1Q18	4Q17
Net cash from operating activities	95,808	323,698
Net cash used in investing activities	(964,836)	(467,541)
Net cash from financing activities	9,490	847,250
Effect of exchange rate changes	29,721	15,744
Net change in cash and cash equivalent	(829,817)	719,151

Capex Summary

▪	Capital expenditures were $322.2 million in 1Q18, compared to $498.7 million in 4Q17.

▪

The planned 2018 capital expenditures for foundry operations are approximately $2.3 billion, an increase from $1.9 billion previously guided in the 4Q17 Earnings Release. The increase of $0.4 billion is mainly expected to be used for R&D equipment and the expansion of capacity in our 200mm fabs in Tianjin and Shenzhen.

▪	The planned 2018 capital expenditures for non-foundry operations are approximately $136.7 million, mainly for the construction of employee’s living quarters and our new headquarter.

Recent Highlights and Announcements

▪	Connected Transaction in Relation to Entering Into Partnership Agreement for the Establishment of IPV Capital Global Technology Fund (2018-05-03)
▪	Annual Report (2018-04-27)
▪	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2018-04-27)
▪	Circulars - Notification Letter for Registered Shareholders (2018-04-27)
▪	Circulars - Notification Letter and Change Request Form to Registered Holders (2018-04-27)
▪	Circulars - Letter and Reply Form to New Registered Shareholders - Election of Means of Receipt and Language of Corporate Communication (2018-04-27)
▪	Non-exempt Connected Transactions the Datang Subscription and the China IC Fund Subscription (2018-04-24)
▪	Notification of Board Meeting (2018-04-12)
▪	Announcement of 2017 Annual Results (2018-03-29)
▪	Poll Results of the Extraordinary General Meeting Held on 27 March 2018 (2018-03-27)
▪	Connected Transaction in Relation to (1) Equity Transfer in Ningbo Semiconductor International Corporation and (2) Capital Contribution in Ningbo Semiconductor International Corporation (2018-03-26)
▪	Notification of Approval of the Publication of 2017 Annual Results by the Board (2018-03-19)
▪	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2018-03-05)
▪	Circulars - Notification Letter for Registered Shareholders (2018-03-05)
▪	Proxy Forms - Form of Proxy for Use at the Extraordinary General Meeting to be Held on 27 March 2018 (2018-03-05)
▪

Circulars - (1) Discloseable and Connected Transactions in Relation to Proposed Capital Contribution and Deemed Disposal of Equity Interest in SMSC and (2) Notice of Extraordinary General Meeting (2018-03-05)

▪	Closure of Register of Members (2018-03-05)
▪	Notice of Extraordinary General Meeting (2018-03-05)
▪	Semiconductor Manufacturing Electronics (Shaoxing) Corporation Formally Signed a Joint Venture Agreement (2018-03-01)
▪	SMIC Reports Unaudited Results for the Three Months Ended December 31, 2017 (2018-02-08)
▪	Poll Results of the Extraordinary General Meeting Held on 8 February 2018 (2018-02-08)
▪	Discloseable Transaction and Connected Transaction Proposed Capital Contribution and Deemed Disposal of Equity Interest in SMSC (2018-01-30)
▪	Notification of Board Meeting (2018-01-18)
▪	Notice of Extraordinary General Meeting (2018-01-17)
▪	Closure of Register of Members (2018-01-17)
▪	Circulars - Notification Letter for Registered Shareholders (2018-01-17)

▪	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2018-01-17)
▪	Proxy Forms - Form of Proxy for Use at the Extraordinary General Meeting to be Held on 8 February 2018 (2018-01-17)
▪	Circulars – (1) Discloseable and Continuing Connected Transactions in Relation to Framework Agreement and (2) Notice of Extraordinary General Meeting (2018-01-17)
▪	Connected Transaction Disposal of Assets (2018-01-02)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and http://www.smics.com/eng/investors/ir_filings.php for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	March 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)

Revenue	831,044	787,174
Cost of sales	(610,868)	(638,678)
Gross profit	220,176	148,496
Research and development expenses, net	(122,995)	(101,300)
General and administration expenses	(51,506)	(58,201)
Sales and marketing expenses	(8,513)	(6,393)
Other operating income (expense), net	5,100	20,571
Operating expenses	(177,914)	(145,323)
Profit from operations	42,262	3,173
Other income (expense), net	776	(6,086)
Profit (loss) before tax	43,038	(2,913)
Income tax (expense) benefit	(15,958)	1,217
Profit (loss) for the period	27,080	(1,696)
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	18,384	8,458
Change in value of available-for-sale financial assets	-	(67)
Cash flow hedges	17,881	(595)
Share of other comprehensive income of joint ventures accounted for using the equity method	-	11,755
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	(39)	(556)
Total comprehensive income for the period	63,306	17,299
Profit (loss) for the period attributable to:
Owners of the Company	29,377	47,718
Non-controlling interests	(2,297)	(49,414)
	27,080	(1,696)
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	64,704	66,335
Non-controlling interests	(1,398)	(49,036)
	63,306	17,299

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	$0.01	$0.01
Diluted	$0.01	$0.01
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	$0.03	$0.05
Diluted	$0.03	$0.05

Shares used in calculating basic earnings per share	4,918,448,675	4,728,773,273
Shares used in calculating diluted earnings per share	4,961,933,491	5,159,200,254

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(195,993)	(200,561)
EBITDA(2)	325,079	258,248
EBITDA margin(2)	39.1%	32.8%

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

Note:

(1)

Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2018	December 31, 2017	March 31, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(177,914)	(145,323)	(143,433)
Employee bonus accrued	4,665	776	6,713
Government funding	(21,561)	(46,833)	(26,750)
Loss (gain) on the disposal of machinery and equipment	497	(5,913)	(1,858)
Gain from the disposal of living quarters	(1,680)	(3,268)	(1,033)
Non-GAAP operating expenses	(195,993)	(200,561)	(166,361)

(2)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2018	December 31, 2017	March 31, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Profit (loss) for the period	27,080	(1,696)	64,213
Finance costs	13,525	9,420	11,958
Depreciation and amortization	268,516	251,741	235,400
Income tax expense (benefit)	15,958	(1,217)	802
EBITDA	325,079	258,248	312,373
Profit margin	3.3%	-0.2%	8.1%
EBITDA margin	39.1%	32.8%	39.4%

(3)

The new IFRS 15 standard, effective on January 1, 2018, establishes a single revenue recognition framework. The core principle of the framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Group has performed a detailed assessment on the impact of the adoption of IFRS 15 and decided to adopt a modified retrospective approach. The changes of the accounting policies have no significant impact on the Group’s financial statements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

	As of
	March 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,584,938	6,523,403
Land use right	92,621	97,477
Intangible assets	208,466	219,944
Investments in associates	786,799	758,241
Investments in joint ventures	27,261	31,681
Deferred tax assets	44,300	44,875
Other financial assets	60,140	17,598
Restricted cash	13,826	13,438
Other assets	35,663	42,810
Total non-current assets	7,854,014	7,749,467
Current assets
Inventories	699,820	622,679
Prepayment and prepaid operating expenses	56,881	34,371
Trade and other receivables	783,450	616,308
Other financial assets(1)	1,289,064	683,812
Restricted cash	311,550	336,043
Cash and cash equivalent	1,008,483	1,838,300
	4,149,248	4,131,513
Assets classified as held-for-sale	26,704	37,471
Total current assets	4,175,952	4,168,984
TOTAL ASSETS	12,029,966	11,918,451

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,928,729,013 and 4,916,106,889 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	19,715	19,664
Share premium	4,841,281	4,827,619
Reserves(2)	143,990	134,669
Retained earnings(2)	232,919	187,008
Equity attributable to owners of the Company	5,237,905	5,168,960
Perpetual subordinated convertible securities	64,073	64,073
Non-controlling interests	1,487,050	1,488,302
Total equity	6,789,028	6,721,335
Non-current liabilities
Borrowings	1,740,722	1,743,939
Convertible bonds	407,074	403,329
Bonds payable	497,144	496,689
Medium-term notes	237,604	228,483
Deferred tax liabilities	15,554	16,412
Deferred government funding	285,665	299,749
Other financial liabilities	-	1,919
Other liabilities	137,290	99,817
Total non-current liabilities	3,321,053	3,290,337
Current liabilities
Trade and other payables	1,002,886	1,050,460
Borrowings	523,434	440,608
Deferred government funding	197,598	193,158
Accrued liabilities	137,284	180,912
Other financial liabilities	11	744
Current tax liabilities	16,405	270
Other liabilities	42,267	40,627
Total current liabilities	1,919,885	1,906,779
Total liabilities	5,240,938	5,197,116
TOTAL EQUITY AND LIABILITIES	12,029,966	11,918,451

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

Note:

(1)

Other financial assets – current increased from $683.8 million as of December 31, 2017 to $1,289.0 million as of March 31, 2018 due to acquire financial products sold by bank. Please refer to the cash flow from investing activities of financial assets in the condensed consolidated statements of cash flows.

(2)

As the adoption of IFRS 9 since January 1, 2018, the Group and its joint ventures recognized the changes in value of available-for-sale financial assets through profit or loss and reclassified the opening balance of $16.5 million from the reserve to retained earnings.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	March 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit (loss) for the period	27,080	(1,696)
Depreciation and amortization	268,516	251,741
Share of (gain) loss of investment accounted for using equity method	(3,343)	3,023
(Increase) decrease in working capital and others	(196,445)	70,630
Net cash from operating activities	95,808	323,698

Cash flow from investing activities:
Payments for property, plant and equipment	(366,321)	(410,945)
Payments for intangible assets	(10,554)	(7,410)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	10,738	10,182
Changes in restricted cash relating to investing activities	4,802	26,732
Payments to acquire financial assets	(3,381,382)	(86,233)
Proceeds on sale of financial assets	2,788,824	14,200
Payment to acquire long-term investment	(15,790)	(15,095)
Proceeds from disposal of equity investment	4,847	1,028
Net cash used in investing activities	(964,836)	(467,541)

Cash flow from financing activities:
Proceeds from borrowings	152,582	389,547
Repayment of borrowings	(144,745)	(240,076)
Proceeds from exercise of employee stock options	1,653	13,078
Proceeds from issuance of perpetual subordinated convertible securities	-	64,350
Proceeds from non-controlling interest – capital contribution	-	294,000
Proceeds from issuance of shares	-	326,351
Net cash from financing activities	9,490	847,250

Effects of exchange rate changes on the balance of cash held in foreign currencies	29,721	15,744

Net (decrease) increase in cash and cash equivalent	(829,817)	719,151
Cash and cash equivalent, beginning of period	1,838,300	1,119,149

Cash and cash equivalent, end of period	1,008,483	1,838,300

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, May 9, 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

* For identification purposes only